December 19, 2019

Peter Anthony Bordes, Jr.
Chief Executive Officer
Kubient, Inc.
330 Seventh Avenue, 10th Floor
New York, NY 10011

       Re: Kubient, Inc.
           Draft Registration Statement on Form S-1
           Submitted November 26, 2019
           CIK No. 0001729750

Dear Mr. Bordes, Jr.:

       We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1 Submitted November 26, 2019

Prospectus Summary
Customers and Revenue, page 3

1. Please balance the disclosure of your net revenue for the year ended December 31, 2018 by also disclosing your net loss for the same period.
Risk Factors
"We are dependent upon a small number of key customers.", page 15

2. Please file your material customer contract that accounted for 57.3% of your gross accounts receivable for the year ended December 31, 2018 and disclose the material terms of the agreement in the prospectus. Refer to Item 601(b)(10)(ii)(b) of Regulation S-K.
 Peter Anthony Bordes, Jr.
FirstName LastNamePeter Anthony Bordes, Jr.
Kubient, Inc.
Comapany19, 2019
December NameKubient, Inc.
Page 2
December 19, 2019 Page 2
FirstName LastName
"Our officers, directors and principal shareholders currently own a substantial number of shares...", page 25

3. Disclose whether you will be considered a "controlled company" under NASDAQ's listing rules and if so whether the company plans to avail itself of the exemptions to certain corporate governance requirements contained in the listing rules. Highlight the attendant risks to investors of doing so, and flag the issue on the cover page of your prospectus.
"Our amended and restated certificate of incorporation...", page 26

4. You disclose that your amended and restated certificate of incorporation identifies the
         Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, including any "derivative action." Please disclose whether these provisions apply to actions arising under the Securities Act or Exchange Act. In this regard, we note that
         Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the
         Securities Act or the rules and regulations thereunder. If these provisions apply to
         Securities Act claims, please also revise your prospectus to state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. If these provisions do not apply to actions arising under the Securities Act or Exchange Act, please tell us how you will inform investors in future filings that these provisions do not apply to any actions arising under the Securities Act or Exchange Act. Use of Proceeds, page 29

5. You disclose on page 44 that you intend to use proceeds from this offering to pay some of your existing debt. Please disclose in this section the interest rate and maturity of this debt. Refer to Instruction 4 to Item 504 of Regulation S-K.
Legal Proceedings, page 44

6. Please add a risk factor discussing your defaults on the Bright Mountain Note and the
         WebBank Loan.
Statement of Operations, page F-4

7. Please present cost of revenue as a separate line-item on your income statement.
Note 11 - Subsequent Events
Non-Binding Letter of Intent, page F-17

8. With regard to the acquisition of Advisio Solutions, LLC, tell us how you considered whether financial statements and pro forma financial statements are required in
 Peter Anthony Bordes, Jr.
Kubient, Inc.
December 19, 2019
Page 3
         accordance with Item 8-04 and Item 8-05 of Regulation S-X. Tell us if the acquisition of
         Advisio Solutions, LLC is probable.
        You may contact Inessa Kessman, Staff Accountant, at (202) 551-3371 or Robert
Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Crispino,
Staff Attorney, at (202) 551-3456 or Larry Spirgel, Office Chief, at (202) 551-3815 with any other questions.



FirstName LastNamePeter Anthony Bordes, Jr.                  Sincerely,
Comapany NameKubient, Inc.
                                                             Division of
Corporation Finance
December 19, 2019 Page 3                                     Office of
Technology
FirstName LastName